Exhibit 99.1

Catalyst extends FSC certification company-wide

RICHMOND, BC, June 14, 2011 /CNW/ - Catalyst Paper (TSX: CTL) has achieved Forest Stewardship Council (FSC) controlled wood and chain-of-custody certifications at its three Canadian manufacturing operations. Catalyst had already implemented FSC chain-of-custody at its recycle mill in Snowflake, Arizona, as well as Programme for the Endorsement of Forest Certification (PEFC) chain-of-custody at its Canadian operations.

FSC is an independent, multi-stakeholder organization established in 1993 to promote responsible forest management globally. While it is one of a number of systems for certifying the sustainable origins of wood products, it has the strong support of many leading environmental groups and is a common requirement within some market segments and on the part of some customers.

"Market demand for third-party verification that products come from well-managed forests is increasing," said Tom Crowley, senior vice president of sales and marketing. "This is the latest of many steps we've taken to ensure our paper products come with an excellent and credible environmental pedigree. FSC is well-known and well-regarded by many customers and we are now able to support this certification standard at all our mills."

Catalyst will include FSC certified products under its Sage product offer which combines fibre certification with carbon-neutral manufacturing and detailed mill-level environmental disclosure.

The new FSC certification applies to Catalyst's Crofton, Port Alberni and Powell River mills. Fibre supply comes mainly from sawmill waste (wood chips) from coastal British Columbia. Catalyst already receives some FSC-certified fibre at Port Alberni and is actively assessing potential additional sources of supply.

Catalyst can now apply the FSC controlled wood label to its Crofton pulp production, verifying that the fibre was harvested legally, with respect for traditional and civil rights, and does not come from genetically modified trees. Additionally, the FSC chain-of-custody enables Catalyst to label specific specialty printing papers as being made with fibre from FSC-certified forests.

The parallel Programme for the Endorsement of Forest Certification (PEFC) chain-of-custody systems will remain in place at Catalyst's Canadian mills to recognize fibre certified to two other widely recognized standards - Sustainable Forestry Initiative (SFI) and Canadian Standards Association (CSA).

Catalyst began implementing independent verification of certified fibre use at its Canadian operations in 2004. It achieved its first FSC chain-of-custody certification at a since-closed Canadian mill, and in 2009 it achieved FSC certification at its Snowflake recycled paper mill, as well as PEFC chain-of-custody certification at its Canadian mills.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For further information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713

CO: Catalyst Paper Corporation

CNW 23:00e 14-JUN-11